

August 20, 2020

Meyer Malka
Chief Executive Officer
Ribbit LEAP, Ltd.
364 University Ave
Palo Alto, CA 94301

> **Re: Ribbit LEAP, Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 27, 2020**
> **CIK No. 0001818346**

Dear Mr. Malka:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Class L ordinary shares , page 26

1. Please describe the dilutive effect of the conversion of the Class L shares and add risk factor disclosure, as appropriate. Please also state, if true, that there is no time-based condition to the conversion, such that if the Class A shares are trading above $50 at any time after the first year following the initial business combination, all of the Class L shares will have been converted as soon as that trading price threshold is met. Please also disclose the price the sponsor will pay for the Class L shares, when they will be sold and whether or not the proceeds will be held in the trust account.

2. Disclosure regarding the adjustments to the Class L conversion ratio to maintain a 30% interest and conversion of Class L shares following a Strategic Transaction, either before or after the year following your business combination, is complex. Please include illustrative examples to show how these adjustments and conversions will be made, and explain what the post-combination conversions are intended to achieve.

    You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Daniel J. Espinoza, Esq.